

Mail Stop 3561

November 12, 2015

James Bayardelle
President
Nexus Enterprise Solutions, Inc.
5340 N. Federal Highway
Suite 206
Lighthouse Point, FL 33064

> **Re:** **Nexus Enterprise Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 14, 2015**
> **File No. 000-55015**

Dear Mr. Bayardelle:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9A(T). Controls and Procedures, page 27

1. We note your inclusion of Item 9A(T) as opposed to Item 9A within your Form 10-K as well as your reference within the "Attestation Report of the Registered Public Accounting Firm" header on page 28 to "temporary rules of the SEC." Please note that Item 9A(T) has expired. We also note your inclusion of Item 4T on page 11 of your Form 10-Q for the quarterly period ended June 30, 2015. Please note that Item 4T has also expired. In future Form 10-K filings, please remove references to Item 9A(T) and any related disclosures, and include the Item 9A header with all of the disclosures required by Item 9A. In future Form 10-Q filings, please remove references to Item 4T and any related disclosures, and include the disclosures required by Item 4 within that header.

Management's Annual Report on internal Control Over Financial Reporting, page 27

2. We note that Management's Annual Report on Internal Control Over Financial Reporting
    in this filing does not identify the version of the Committee of Sponsoring Organizations
    of the Treadway Commission's Internal Control - Integrated Framework that was used to
    perform your assessment - i.e., whether the 1992 Framework or the Updated Framework
    issued in 2013 was used. Please tell us the version of the Committee of Sponsoring
    Organizations of the Treadway Commission's Internal Control - Integrated Framework
    that was used to perform your assessment disclosed in this Form 10-K. In future filings,
    please identify the version of the COSO Integrated Framework you used in the
    assessment. Refer to Item 308(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or me at (202) 551-
3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products